Exhibit 12

Paper Warehouse, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the Five Years Ended February 1, 2002

	Fiscal Year Ended
	February 1, 2002	February 2, 2001	January 28, 2000	January 29, 1999	January 30, 1998
Ratio of Earnings to Fixed Charges:	($’s in thousands)
Earnings:
Consolidated net loss	$(9,801)	$(434)	$(4,448)	$(521)	$(207)
Extraordinary charge, net	—	—	—	—	110
Cumulative effect of accounting change, net	—	—	108	—	—
Income taxes	3,733	(295)	(2,970)	(323)	22
Total loss before extraordinary charge and cumulative effect of accounting change	(6,068)	(729)	(7,310)	(844)	(75)

Fixed Charges:
Interest expense	1,433	1,670	1,182	279	860
Interest portion of rental expense	3,435	3,386	3,281	2,378	1,779
Total fixed charges	4,868	5,056	4,463	2,657	2,639

Earnings available for fixed charges	$(1,200)	$4,327	$(2,847)	$1,813	$2,564

Ratio of earnings before extraordinary charge and cumulative effect of accounting change to fixed charges (1)	——	——	——	——	——

(1) For the fiscal years ended February 1, 2002, February 2, 2001, January 28, 2000,  January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $6.1 million, $729,000, $7.3 million, $844,000 and $75,000, respectively.